Exhibit 21.1

List of Subsidiaries

WebEx Australia Pty. Ltd. (Australia)
WebEx Asia Ltd. (Hong Kong)
WebEx China Ltd. (China)
WebEx Communications B.V. (Netherlands)
WebEx Communications Deutschland GmbH (Germany)
WebEx Communications France, SARL (France)
WebEx Communications India Pvt. Ltd. (India)
WebEx Communications Japan K.K. (Japan)
WebEx Communications U.K., Ltd. (UK)
WebEx Worldwide B.V. (Netherlands)
WebExOne, Inc. (incorporated in Delaware, headquarters in Burlington, MA)
Intranets K.K. (Japan)